Subject to Completion

Preliminary Pricing Supplement dated August 9, 2006

Filed Pursuant to Rule 424(b)(3)

Registration No. 333-132911

PRICING SUPPLEMENT

(To MTN prospectus supplement,

general prospectus supplement

and prospectus, each dated March 31, 2006)

Pricing Supplement Number:

                              Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

100% Principal Protected Dollar Depreciation Range Notes

Linked to the United States Dollar/Japanese Yen Exchange Rate

due March     , 2007

(the “Notes”)

$10 principal amount per unit

The Notes:

•   The Notes are designed for investors who believe that the United States dollar will depreciate moderately relative to the Japanese yen over the six-month term of the Notes, but will not depreciate from its initial value by as much as 11.8% (the “Barrier Level”) on any business day during the term of the Notes, as described herein. Depreciation of the “USD/JPY Exchange Rate” means that one United States dollar can be exchanged for fewer Japanese yen.

•   The return, if any, on an investment in the Notes will depend on the direction and volatility of, and the extent of change in, the USD/JPY Exchange Rate over the term of the Notes. You should only invest in these Notes if you have developed a view with respect to the direction and volatility of the USD/JPY Exchange Rate and understand the risks associated with the Notes and currency exchange rates.

•   These Notes are subject to a “knock-out” feature, meaning that no supplemental payment will be paid at maturity if the USD/JPY Exchange Rate has depreciated to or through the Barrier Level when determined on any business day during the term of the Notes (a “Barrier Level Event”).

•   In addition, no supplemental payment will be paid at maturity if the USD/JPY Exchange Rate has not depreciated by at least 1.4% between the pricing date for the Notes and a day just prior to the maturity of the Notes.

•   The Notes will not be listed on any securities exchange.

•   The Notes will be senior unsecured debt securities of Merrill Lynch & Co., Inc., will be part of a series entitled “Medium-Term Notes, Series C” and will have the CUSIP No.            .

•   The settlement date for the Notes is expected to be September     , 2006.

Payment on the maturity date:

•   There will be no payments prior to the maturity date and we cannot redeem the Notes prior to the maturity date.

•   The Notes are 100% principal protected on the maturity date. This means that, on the maturity date, you will receive the $10 principal amount per unit in addition to any supplemental payment that you may receive as determined below.

•   Provided that (a) a Barrier Level Event has not occurred and (b) the USD/JPY Exchange Rate has decreased by at least 1.4%, the supplemental payment you receive on the maturity date will be as follows:

•    If the USD/JPY Exchange Rate has decreased by at least 1.4% but less than 4.5%, you will receive $0.15 per unit (a rate equivalent to 3.00% per annum);

•    If the USD/JPY Exchange Rate has decreased by at least 4.5% but less than 7.0%, you will receive $0.45 per unit (a rate equivalent to 9.00% per annum); or

•    If the USD/JPY Exchange Rate has decreased by at least 7.0% but less than 11.8%, you will receive $0.85 per unit (a rate equivalent to 17.00% per annum).

•   As stated above, if a Barrier Level Event occurs on any day during the term of the Notes, or if the USD/JPY Exchange Rate has not decreased by at least 1.4% from the pricing date for the Notes and a day just prior to the maturity of the Notes, you will receive no supplemental payment.

Information included in this pricing supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information.

Investing in the Notes involves risks that are described in the “ Risk Factors” section beginning on page PS-7 of this pricing supplement and the accompanying MTN prospectus supplement.

	Per Unit	Total
Public offering price	$10.00	$
Underwriting discount	$.05	$
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.95	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying MTN prospectus supplement, general prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Merrill Lynch & Co.

The date of this pricing supplement is August     , 2006.

Pricing Supplement

SUMMARY INFORMATION—Q&A	PS-3
RISK FACTORS	PS-7
DESCRIPTION OF THE NOTES	PS-10
THE USD/JPY EXCHANGE RATE	PS-14
UNITED STATES FEDERAL INCOME TAXATION	PS-17
ERISA CONSIDERATIONS	PS-21
USE OF PROCEEDS AND HEDGING	PS-22
SUPPLEMENTAL PLAN OF DISTRIBUTION	PS-22
EXPERTS	PS-22
INDEX OF CERTAIN DEFINED TERMS	PS-23

Medium-Term Notes, Series C Prospectus Supplement
(the “MTN prospectus supplement”)

RISK FACTORS	S-3
DESCRIPTION OF THE NOTES	S-4
UNITED STATES FEDERAL INCOME TAXATION	S-22
PLAN OF DISTRIBUTION	S-29
VALIDITY OF THE NOTES	S-30

Debt Securities, Warrants, Preferred Stock,
Depositary Shares and Common Stock Prospectus Supplement
(the “general prospectus supplement”)

Merrill Lynch & Co., Inc	S-3
Use of Proceeds	S-3
Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	S-4
The Securities	S-4
Description of Debt Securities	S-5
Description of Debt Warrants	S-16
Description of Currency Warrants	S-18
Description of Index Warrants	S-20
Description of Preferred Stock	S-25
Description of Depositary Shares	S-32
Description of Preferred Stock Warrants	S-36
Description of Common Stock	S-38
Description of Common Stock Warrants	S-42
Plan of Distribution	S-44
Where You Can Find More Information	S-45
Incorporation of Information We File With the SEC	S-46
Experts	S-46

Prospectus

Where You Can Find More Information	2
Incorporation of Information We File With the SEC	2
Experts	2

SUMMARY INFORMATION—Q&A

This summary includes questions and answers that highlight selected information from this pricing supplement and the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to help you understand the 100% Principal Protected Dollar Depreciation Range Notes Linked to the United States Dollar/Japanese Yen Exchange Rate due March     , 2007 (the “Notes”). You should carefully read this pricing supplement and the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to fully understand the terms of the Notes, the United States dollar/Japanese yen exchange rate (the “USD/JPY Exchange Rate”) and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should carefully review the “Risk Factors” section in this pricing supplement and the accompanying MTN prospectus supplement, which highlights certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.

References in this pricing supplement to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the Notes?

The Notes will be a series of senior debt securities issued by ML&Co. entitled “Medium-Term Notes, Series C” and will not be secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt. The Notes will mature on March     , 2007. Depending on the date the Notes are priced for initial sale to the public (the “Pricing Date”), which is expected to occur in August, the settlement date may occur in August instead of September and the maturity date may occur in February instead of March. Any reference in this pricing supplement to the month in which the settlement date or maturity date will occur is subject to change as specified above.

We cannot redeem the Notes at an earlier date. We will not make any payment on the Notes until the maturity date.

Each unit will represent a single Note with a $10 principal amount. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying general prospectus supplement.

Are there any risks associated with my investment?

Yes, an investment in the Notes is subject to risks. Please refer to the section entitled “Risk Factors” in this pricing supplement and the accompanying MTN prospectus supplement.

What does the USD/JPY Exchange Rate reflect?

The USD/JPY Exchange Rate reflects the number of Japanese yen for which one United States dollar can be exchanged. The USD/JPY Exchange Rate increases as the value of the United States dollar increases relative to the Japanese yen and decreases as the value of the United States dollar declines relative to the Japanese yen. The USD/JPY Exchange Rate will be the USD/JPY rate published by Reuters on page 1 FED at 10:00 a.m. New York City time on the relevant dates, or, in the event that rate is unavailable, will be determined by Merrill Lynch Capital Services, Inc., as calculation agent (the “Calculation Agent”), by use of the alternative methods described in the section entitled “Description of the Notes” in this pricing supplement.

How has the USD/JPY Exchange Rate performed historically?

We have included a table and graph showing month-end levels of the USD/JPY Exchange Rate from January 2001 through July 2006, and a table and graph showing daily levels of the USD/JPY Exchange Rate from August 4, 2005 through August 4, 2006, in the section entitled “The USD/JPY Exchange Rate” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the United States dollar relative to the Japanese yen in various economic environments; however, this past performance is not necessarily indicative of how the USD/JPY Exchange Rate will fluctuate in the future.

What will I receive on the maturity date of the Notes?

On the maturity date, you will receive a cash payment per unit equal to the Redemption Amount.

The “Redemption Amount” you will be entitled to receive on the maturity date will equal the $10 principal amount per unit plus the “Contingent Supplemental Payment”, if any.

Contingent Supplemental Payment

You will receive no Contingent Supplemental Payment on the maturity date if:

(i) The USD/JPY Exchange Rate has depreciated to or through the Barrier Level at any Observation Time (a “Barrier Level Event”); or

(ii) The Ending Value has not decreased or has decreased by less than 1.4% from the Starting Value.

If a Contingent Supplemental Payment is payable, the “Contingent Supplemental Payment” you receive on the maturity date will be as follows:

(i) If the Ending Value has decreased by at least 1.4%, but less than 4.5%, from the Starting Value, the Contingent Supplemental Payment will be $0.15 per unit (a rate equivalent to 3.00% per annum);

(ii) If the Ending Value has decreased by at least 4.5%, but less than 7.0%, from the Starting Value, the Contingent Supplemental Payment will be $0.45 per unit (a rate equivalent to 9.00% per annum); or

(iii) If the Ending Value has decreased by at least 7.0%, but less than 11.8%, from the Starting Value, the Contingent Supplemental Payment will be $0.85 per unit (a rate equivalent to 17.00% per annum).

In no event will you receive less than the $10 principal amount per unit.

The “Starting Value” will equal the USD/JPY Exchange Rate at approximately 10 a.m. New York City time on the Pricing Date, and will be set forth in the final pricing supplement made available in connection with sales of the Notes.

The “Ending Value” will equal the USD/JPY Exchange Rate at approximately 10 a.m. New York City time on the seventh scheduled Business Day (as defined herein) prior to the maturity date of the Notes (the “Valuation Date”).

The “Barrier Level” will equal 88.2% of the Starting Value (representing a decline of 11.8% from the Starting Value).

The “Observation Times” will be approximately 10 a.m. New York City time on each Business Day over the term of the Notes to and including the Valuation Date.

If the United States dollar depreciates relative to the Japanese yen over the term of the Notes, your participation in any such depreciation through an investment in the Notes is limited because the total principal and Contingent Supplemental Payment, if any, you receive will represent a return that will generally be less than, and in most circumstances will be substantially less than, the return that you would realize by directly investing in the USD/JPY Exchange Rate.

Examples

Set forth below are six examples of Redemption Amount calculations per each $10 principal amount per Note, assuming a hypothetical Starting Value of 114.34, the corresponding hypothetical Barrier Level of 100.85 and the following hypothetical Ending Values.

Example 1

— No Barrier Level Event

— Ending Value has increased by 2% from the Starting Value

Contingent Supplemental Payment = $0.00

Total Redemption Amount per unit = $10.00

Example 2

— No Barrier Level Event

— Ending Value has decreased by 1% from the Starting Value

Contingent Supplemental Payment = $0.00

Total Redemption Amount per unit = $10.00

Example 3

— No Barrier Level Event

— Ending Value has decreased by 3% from the Starting Value

Contingent Supplemental Payment = $0.15

Total Redemption Amount per unit = $10.15

Example 4

— No Barrier Level Event

— Ending Value has decreased by 6% from the Starting Value

Contingent Supplemental Payment = $0.45

Total Redemption Amount per unit = $10.45

Example 5

— No Barrier Level Event

— Ending Value has decreased by 10% from the Starting Value

Contingent Supplemental Payment = $0.85

Total Redemption Amount per unit = $10.85

Example 6

— A Barrier Level Event has occurred

— Ending Value has decreased by 10% from the Starting Value

Contingent Supplemental Payment = $0.00 Total Redemption Amount per unit = $10.00	(No Contingent Supplemental Payment will be paid if a Barrier Level Event occurs)

What about taxes?

You will generally be required to pay taxes on income or gain from the Notes based upon your regular method of tax accounting. If you are a cash method taxpayer, you generally should be required to include in income any amount payable in excess of the principal amount of the Notes as ordinary interest on the date such payment is received. If you are an accrual method taxpayer, you generally should be required to accrue income over the term of the Notes even though you will not receive any payments until the maturity date of the Notes. For further information, see “United States Federal Income Taxation” in this pricing supplement.

Will the Notes be listed on a stock exchange?

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop, which may affect the price that you receive for your Notes upon any sale prior to the maturity date. You should review the section entitled “Risk Factors—A trading market for the Notes is not expected to develop and if trading does develop, the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors including our costs of developing, hedging and distributing the Notes” in this pricing supplement.

What price can I expect to receive if I sell the Notes prior to the stated maturity date?

In determining the economic terms of the Notes, and consequently the potential return on the Notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging and offering the Notes. In structuring the economic terms of the Notes, we seek to provide investors with what we believe to be commercially reasonable terms and to provide MLPF&S with compensation for its services in developing the Notes.

If you sell your Notes prior to the stated maturity date, you will receive a price determined by market conditions for the Notes. This price may be influenced by many factors, such as interest rates, the then current level of the USD/JPY Exchange Rate and the volatility of the USD/JPY Exchange Rate, and the expectations of the amount, if any, by which the USD/JPY Exchange Rate will change. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, and compensation for developing and hedging the product. Depending on the impact of these factors, you may receive significantly less than the principal amount per unit of your Notes if sold before the stated maturity date.

In a situation where the USD/JPY Exchange Rate has decreased to or below the Barrier Level and there have been no changes in the market conditions or any other relevant factors from those existing on the date of this pricing supplement, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be lower than the principal amount of the Notes. This is due to, among other things, our costs of developing, hedging and distributing the Notes. Any potential purchasers for your Notes in the secondary market are unlikely to consider these factors.

What is the role of MLPF&S?

Our subsidiary MLPF&S is the underwriter for the offering and sale of the Notes. After the initial offering, MLPF&S currently intends to buy and sell Notes to create a secondary market for holders of the Notes, and may stabilize or maintain the market price of the Notes during their initial distribution. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

What is the role of the Merrill Lynch Capital Services, Inc.?

Merrill Lynch Capital Services, Inc. will serve as Calculation Agent for purposes of determining, among other things, the USD/JPY Exchange Rate, any Barrier Level Event and the Contingent Supplemental Payment, if any. Under certain circumstances, these duties could result in a conflict of interest between Merrill Lynch Capital Services, Inc. as our subsidiary and its responsibilities as Calculation Agent.

What is ML&Co.?

Merrill Lynch & Co., Inc. is a holding company with various subsidiaries and affiliated companies that provide investment, financing, insurance and related services on a global basis.

For information about ML&Co., see the section entitled “Merrill Lynch & Co., Inc.” in the accompanying general prospectus supplement. You should also read other documents ML&Co. has filed with the Securities and Exchange Commission, which you can find by referring to the sections entitled “Where You Can Find More Information” in the accompanying general prospectus supplement and prospectus.

RISK FACTORS

Your investment in the Notes will involve risks. You should carefully consider the following discussion of risks and the discussion of risks included in the accompanying MTN prospectus supplement before deciding whether an investment in the Notes is suitable for you.

You may not earn a return on your investment

If at any Observation Time, the USD/JPY Exchange Rate is at or below the Barrier Level or if the USD/JPY Exchange Rate does not decrease or does not decrease sufficiently over the term of the Notes, you will only receive the $10 principal amount per unit on the maturity date. If the USD/JPY Exchange Rate has not decreased or has decreased by less than 1.4% from the Starting Value on the Valuation Date, payment on the Notes would be limited to the principal amount of the Notes, even if the USD/JPY Exchange Rate had decreased by 1.4% or more, but less than 11.8%, from the Starting Value on some days during the term of the Notes, but not on the Valuation Date. Conversely, payment on the Notes would also be limited to the principal amount of the Notes if a Barrier Level Event occurs during the term of the Notes, even if no Barrier Level Event were occurring on the Valuation Date. We have no control over a number of matters, including economic, financial and political events, that may affect the level and volatility of the USD/JPY Exchange Rate. In recent years, the level and volatility of the USD/JPY Exchange Rate has been highly variable and such variability may be expected in the future. However, past experience is not necessarily indicative of what may occur in the future. If the Contingent Supplemental Payment is $0, we will pay you only the $10 principal amount per unit of your Notes.

If the United States dollar depreciates relative to the Japanese yen over the term of the Notes, your participation in any such depreciation through an investment in the Notes is limited because the total principal and Contingent Supplemental Payment, if any, you receive will represent a return that will generally be less than, and in most circumstances will be substantially less than, the return that you would realize by directly investing in the USD/JPY Exchange Rate.

The Notes involve greater risks than many other short-term investments

The Notes will mature six months from their date of issue. Certain investors may associate short-term securities with conservative investments which carry little risk. Although the Notes are short-term, and although we are obligated to repay you the full principal amount of your Notes at maturity, an investment in the Notes carries a significant risk that you may receive no return, or a below market rate of return, on your investment.

Your yield may be lower than the yield on other debt securities of comparable maturity

The yield that you receive on your Notes may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a traditional interest bearing debt security of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

You must rely on your own evaluation of the merits of an investment linked to the USD/JPY Exchange Rate

In the ordinary course of their businesses, affiliates of ML&Co. from time to time express views on expected movements in foreign currency exchange rates. These views are sometimes communicated to clients who participate in foreign exchange markets. However, these views, depending upon world-wide economic, political and other developments, may vary over differing time-horizons and are subject to change. Moreover, other professionals who deal in foreign currencies may at any time have significantly different views from those of our affiliates. For reasons such as these, we believe that most investors in foreign exchange markets derive information concerning those markets from multiple sources. In connection with your purchase of the Notes, you should investigate the foreign exchange markets and not rely on views which may be expressed by our affiliates in the ordinary course of their businesses with respect to future exchange rate movements.

You should make such investigation as you deem appropriate as to the merits of an investment linked to the USD/JPY Exchange Rate. Neither the offering of the Notes nor any views which may from time to time be expressed by our affiliates in the ordinary course of their businesses with respect to future exchange rate movements constitutes a recommendation as to the merits of an investment in the Notes.

The level of the USD/JPY Exchange Rate is affected by many complex factors

The value of any currency, including the Japanese yen and the United States dollar, may be affected by complex political and economic factors. The USD/JPY Exchange Rate is at any moment a result of the supply and demand for the United States dollar and the Japanese yen, and changes in the exchange rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in Japan and the United States, including economic and political developments in other countries. Of particular importance are the relative rates of inflation, interest rate levels, balance of payments and extent of governmental surpluses or deficits in those countries, all of which are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of those countries, and other countries important to international trade and finance.

Even though currency trades around-the-clock, your Notes will not

The interbank market in foreign currencies is a global, around-the-clock market. Therefore, the hours of trading for the Notes will not conform to the hours during which the United States dollar or Japanese yen are traded. Significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the Notes. The possibility of these movements should be taken into account in relating the value of the Notes to those in the underlying foreign exchange markets.

There is no systematic reporting of last-sale information for foreign currencies. Reasonably current bid and offer information is available in certain brokers’ offices, in bank foreign currency trading offices and to others who wish to subscribe for this information, but this information will not necessarily be reflected in the USD/JPY Exchange Rate used to calculate the Contingent Supplemental Payment, if any. There is no regulatory requirement that those quotations be firm or revised on a timely basis. The absence of last-sale information and the limited availability of quotations to individual investors may make it difficult for many investors to obtain timely, accurate data about the state of the underlying foreign exchange markets.

A trading market for the Notes is not expected to develop and, if trading does develop, the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors, including our costs of developing, hedging and distributing the Notes

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop. Although our affiliate MLPF&S has indicated that it currently expects to bid for Notes offered for sale to it by holders of the Notes, it is not required to do so and may cease making those bids at any time. The limited trading market for your Notes may affect the price that you receive for your Notes if you do not wish to hold your investment until the maturity date.

If MLPF&S makes a market in the Notes, the price it quotes would reflect any changes in market conditions and other relevant factors. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, including compensation for developing and hedging the product. This quoted price could be higher or lower than the principal amount. Furthermore, there is no assurance that MLPF&S or any other party will be willing to buy the Notes. MLPF&S is not obligated to make a market in the Notes.

Assuming no changes in the market conditions or any other relevant factors from those existing on the date of this pricing supplement, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be lower than the principal amount of the Notes. This is due to, among other things, the fact that the principal amount included, and secondary market prices are likely to exclude, underwriting discount paid with respect to, and the developing and hedging costs associated with, the Notes.

Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

The trading value of the Notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the trading value of the Notes caused by another factor and the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. The following paragraphs describe the expected impact on the trading value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

The level of the USD/JPY Exchange Rate is expected to affect the trading value of the Notes. We expect that the trading value of the Notes will depend substantially on the level of the USD/JPY Exchange Rate over the term of the Notes and whether a Barrier Level Event occurs, or is expected to occur.

Changes in the levels of interest rates are expected to affect the trading value of the Notes. We expect that changes in interest rates will affect the trading value of the Notes. In general, if U.S. interest rates increase, we expect that the trading value of the Notes will decrease and, conversely, if U.S. interest rates decrease, we expect that the trading value of the Notes will increase. If interest rates increase or decrease in Japan, the trading value of the Notes may be adversely affected. Interest rates may also affect the economy of Japan and, in turn, the USD/JPY Exchange Rate and therefore, the trading value of the Notes.

Changes in the volatility of the USD/JPY Exchange Rate are expected to affect the trading value of the Notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. Increased volatility in the USD/JPY Exchange Rate increases the risk that a Barrier Level Event will occur and, as a result, that there will be no Contingent Supplemental Payment. If the volatility of the USD/JPY Exchange Rate increases or decreases, the trading value of the Notes may be adversely affected.

As the time remaining to the stated maturity date of the Notes decreases, the “time premium” associated with the Notes is expected to decrease. We anticipate that before their stated maturity date, the Notes may trade at a value above that which would be expected based on the USD/JPY Exchange Rate. This difference will reflect a “time premium” due to expectations concerning the USD/JPY Exchange Rate prior to the stated maturity date of the Notes. However, as the time remaining to the stated maturity date of the Notes decreases, we expect that this time premium will decrease, lowering the trading value of the Notes.

Changes in our credit ratings may affect the trading value of the Notes. Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because the return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the change in the level of the USD/JPY Exchange Rate over the term of the Notes, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Notes of a given change in some of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

Potential conflicts of interest could arise

Our subsidiary Merrill Lynch Capital Services, Inc. is our agent for the purposes of determining, among other things, the USD/JPY Exchange Rate and Contingent Supplemental Payment, if any. Under certain circumstances, Merrill Lynch Capital Services, Inc. as our subsidiary and its responsibilities as Calculation Agent for the Notes could give rise to conflicts of interest. These conflicts could occur, for instance, in connection with how the USD/JPY Exchange Rate will be determined. See the section entitled “The USD/JPY Exchange Rate” in this pricing supplement. Merrill Lynch Capital Services, Inc. is required to carry out its duties as Calculation Agent in good faith and using its reasonable judgment. However, because we control Merrill Lynch Capital Services, Inc., potential conflicts of interest could arise.

We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the Contingent Supplemental Payment, if any, due on the maturity date on the Notes. We may seek competitive terms in entering into the hedging arrangements for the Notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliated companies. Such hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty.

Tax consequences are uncertain

You should consider the tax consequences of investing in the Notes, aspects of which are uncertain. See “United States Federal Income Taxation” in this pricing supplement.

DESCRIPTION OF THE NOTES

ML&Co. will issue the Notes as part of a series of senior debt securities entitled “Medium-Term Notes, Series C” under the 1983 Indenture, which is more fully described in the accompanying general prospectus supplement. The Notes will mature on March , 2007. Information included in this pricing supplement supersedes information in the accompanying MTN prospectus supplement,      general prospectus supplement and prospectus to the extent that it is different from that information. The CUSIP number for the Notes is             .

The Notes will not be subject to redemption by ML&Co. or at the option of any holder of the Notes before the maturity date.

ML&Co. will issue the Notes in denominations of whole units each with a $10 principal amount per unit. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying general prospectus supplement.

The Notes will not have the benefit of any sinking fund.

Payment on the Maturity Date

On the maturity date, for each unit of Notes that you own, we will pay you a cash amount equal to the Redemption Amount.

Determination of the Redemption Amount

The “Redemption Amount” to which you will be entitled to receive on the maturity date will equal the $10 principal amount per unit plus the “Contingent Supplemental Payment”, if any.

Contingent Supplemental Payment

You will receive no Contingent Supplemental Payment on the maturity date if:

(i) The USD/JPY Exchange Rate has depreciated to or through the Barrier Level of 88.2% of the Starting Value at any Observation Time (a “Barrier Level Event”); or

(ii) The Ending Value has not decreased or has decreased by less than 1.4% from the Starting Value (i.e., the Ending Value is greater than 98.6% of the Starting Value).

If a Contingent Supplemental Payment is payable, the “Contingent Supplemental Payment” you receive on the maturity date will be as follows:

(i) If the Ending Value has decreased by at least 1.4%, but less than 4.5%, from the Starting Value (i.e., the Ending Value is less than or equal to 98.6% of the Starting Value and greater than 95.5% of the Starting Value), the Contingent Supplemental Payment will be $0.15 per unit (a rate equivalent to 3.00% per annum);

(ii) If the Ending Value has decreased by at least 4.5%, but less than 7.0%, from the Starting Value (i.e., the Ending Value is less than or equal to 95.5% of the Starting Value and greater than 93.0% of the Starting Value) , the Contingent Supplemental Payment will be $0.45 per unit (a rate equivalent to 9.00% per annum); or

(iii) If the Ending Value has decreased by at least 7.0%, but less than 11.8%, from the Starting Value (i.e., the Ending Value is less than or equal to 93.0% of the Starting Value and greater than 88.2% of the Starting Value), the Contingent Supplemental Payment will be $0.85 per unit (a rate equivalent to 17.00% per annum).

The “Starting Value” will equal the USD/JPY Exchange Rate at approximately 10 a.m. New York City time on the Pricing Date, and will be set forth in the final pricing supplement made available in connection with sales of the Notes.

The “Ending Value” will equal the USD/JPY Exchange Rate at approximately 10 a.m. New York City time on the seventh scheduled Business Day prior to the maturity date of the Notes (the “Valuation Date”).

The “Barrier Level” will equal 88.2% of the Starting Value (representing a decline of 11.8% from the Starting Value).

The “Observation Times” will be approximately 10 a.m. New York City time on each Business Day over the term of the Notes to and including the Valuation Date.

A “Business Day” means any day other than a Saturday or Sunday that is neither a legal holiday nor a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close and those banks are open for dealing in a foreign exchange and foreign currency deposits.

The “USD/JPY Exchange Rate” will be the currency exchange rate in the interbank market quoted as the Japanese yen value of one United States dollar as reported by Reuters Group PLC (“Reuters”) on page 1 FED, or any substitute page thereto. For purposes of determining the Starting Value, Ending Value and the USD/JPY Exchange Rate at any Observation Time, such currency exchange rate was and will be, as the case may be, that reported by Reuters on page 1 FED, or any substitute page thereto, or calculated in accordance with any substitute procedure, as described below, at approximately 10:00 a.m. in New York, New York on the relevant date. If the USD/JPY Exchange Rate is not so quoted on Reuters page 1 FED, or any substitute page thereto, then the USD/JPY Exchange Rate will equal the noon buying rate in New York for cable transfers in foreign currencies as announced by the Federal Reserve Bank of New York for customs purposes (the “Noon Buying Rate”). If the Noon Buying Rate is not announced on such date, then the USD/JPY Exchange Rate will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the Calculation Agent on the relevant date for the purchase or sale for deposits in the relevant currencies by the New York offices of three leading banks engaged in the interbank market (selected in the sole discretion of the Calculation Agent) (the “Reference Banks”). If fewer than three Reference Banks provide such spot quotations, then the USD/JPY Exchange Rate will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the Calculation Agent from two leading commercial banks in New York (selected in the sole discretion of the Calculation Agent), for the purchase or sale for deposits in the relevant currencies. If these spot quotations are available from fewer than two banks, then the Calculation Agent, in its sole discretion, shall determine which quotation is available and reasonable to be used. If no such spot quotation is available, then the USD/JPY Exchange Rate will be the rate the Calculation Agent, in its sole discretion, determines to be fair and reasonable under the circumstances at 10:00 a.m., New York City time, on the relevant date.

All determinations made by the Calculation Agent in good faith and on a reasonable basis, absent a determination of a manifest error, will be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the Notes.

Hypothetical Returns

The following table illustrates, for the hypothetical Starting Value of 114.34 and a range of hypothetical Ending Values of the USD/JPY Exchange Rate:

•	the percentage change from the hypothetical Starting Value to the hypothetical Ending Value;

•	the total amount payable on the maturity date per unit;

•	the total rate of return to holders of the Notes;

•	the pretax annualized rate of return to holders of the Notes; and

•	the pretax annualized rate of return in United States dollars on an investment in the Japanese yen relative to the United States dollar.

The rates of return on the Notes assume that the no Barrier Level Event has occurred (other than the first four hypothetical Ending Values shown below, which are less than 100.85 (the hypothetical Barrier Level corresponding to the hypothetical Starting Value of 114.34)).

Hypothetical Ending Value	Percentage change from the hypothetical Starting Value to the hypothetical Ending Value	Total amount payable on the maturity date per unit	Total rate of return on the Notes	Pretax annualized rate of return on the Notes(1)	Pretax annualized rate of return on Japanese yen relative to United States dollar(1)(2)
93.759	–18.0%	$10.0000	0.00%	0.00%	38.86%
96.046	–16.0%	$10.0000	0.00%	0.00%	34.23%
98.332	–14.0%	$10.0000	0.00%	0.00%	29.68%
100.619	–12.0%	$10.0000	0.00%	0.00%	25.21%
102.906	–10.0%	$10.8500	8.50%	17.57%	20.81%
105.193	–8.0%	$10.8500	8.50%	17.57%	16.49%
107.480	–6.0%	$10.4500	4.50%	9.12%	12.25%
109.766	–4.0%	$10.1500	1.50%	3.00%	8.09%
112.053	–2.0%	$10.1500	1.50%	3.00%	4.01%
112.625	–1.5%	$10.1500	1.50%	3.00%	3.00%
113.197	–1.0%	$10.0000	0.00%	0.00%	1.99%
114.340(3)	0.0%	$10.0000	0.00%	0.00%	0.00%
116.627	2.0%	$10.0000	0.00%	0.00%	–4.01%
118.914	4.0%	$10.0000	0.00%	0.00%	–8.09%
121.200	6.0%	$10.0000	0.00%	0.00%	–12.25%

(1)	The annualized rates of return specified in this column are calculated on an annual basis and assume an investment term from August 1, 2006 to February 1, 2007, a term expected to be equal to that of the Notes.

(2)	The pretax annualized rates of return specified in this column assume that the underlying currency position would be converted into United States dollars at the same time that the Ending Value would be determined.

(3)	This is the hypothetical Starting Value. The actual Starting Value will be the USD/JPY Exchange Rate on the Pricing Date and will be set forth in the final pricing supplement made available in connection with sales of the Notes.

The above figures are for purposes of illustration only. The actual amount received by you and the resulting total and pretax annualized rates of return will depend on the actual Starting Value, Ending Value, term of your investment and the possible occurrence of a Barrier Level Event during the term of the Notes.

The following table, which assumes a hypothetical Starting Value of 114.34, shows the dollar amount that an investor would receive at maturity for a range of hypothetical Ending Values. Each payment level in the table which shows a payment amount other than the $10 principal amount per Note assumes that the USD/JPY Exchange Rate was never at or below 100.85 (the hypothetical Barrier Level corresponding to the hypothetical Starting Value of 114.34) at any Observation Time.

Range Levels	Total Payment at Maturity
Greater than 112.74	$10.000
112.74 to but excluding 109.19	$10.150
109.19 to but excluding 106.34	$10.450
106.34 to but excluding 100.85	$10.850
100.85 or less	$10.000

Events of Default and Acceleration

In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a holder of a Note upon any acceleration permitted by the Notes, with respect to each unit of the Notes, will be equal to the principal amount per unit plus the Contingent Supplemental Payment, if any, calculated as though the date of acceleration were the stated maturity date of the Notes.

In case of default in payment of the Notes, whether on the stated maturity date or upon acceleration, from and after that date the Notes will bear interest, payable upon demand of their holders, at the then current Federal Funds Rate, reset daily, determined as described in the accompanying MTN prospectus supplement, to the extent that payment of such interest shall be legally enforceable, on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for.

THE USD/JPY EXCHANGE RATE

The USD/JPY Exchange Rate is a foreign exchange spot rate that measures the relative values of two currencies, the United States dollar and the Japanese yen, expressed as a rate that reflects the amount of Japanese yen that can be exchanged for one United States. The USD/JPY Exchange Rate increases when the United States dollar appreciates relative to the Japanese yen and declines when the United States dollar depreciates relative to the Japanese yen.

The following table sets forth the historical month-end levels of the USD/JPY Exchange Rate at 10:00 a.m. New York City time for each month from January 2001 through July 2006. This historical data on the USD/JPY Exchange Rate is not necessarily indicative of the future level or volatility of the USD/JPY Exchange Rate. Any historical upward or downward movement in the USD/JPY Exchange Rate during any period set forth below is not any indication that the USD/JPY Exchange Rate is more or less likely to increase, decrease or remain the same at any time over the term of the Notes.

	2001	2002	2003	2004	2005	2006
January	116.22	133.46	119.84	105.80	103.44	117.22
February	117.33	133.90	118.16	109.15	104.22	116.12
March	125.23	132.60	118.57	104.04	106.84	117.96
April	123.70	128.24	119.47	110.16	104.95	114.09
May	118.70	123.94	119.33	110.37	108.01	112.20
June	124.27	118.98	120.10	108.90	110.82	114.24
July	124.76	120.06	120.29	111.41	112.10	114.34
August	118.90	118.19	116.45	109.91	111.44
September	119.19	121.38	110.29	110.49	113.32
October	122.49	122.41	109.51	106.06	116.26
November	123.23	122.49	109.46	102.62	119.52
December	130.92	118.72	107.05	102.35	117.86

The following graph sets forth the historical levels of the USD/JPY Exchange Rate presented in the preceding table. On July 31, 2006, at 10:00 a.m. New York City time, the USD/JPY Exchange Rate was 114.34.

The following table sets forth the levels of the USD/JPY Exchange Rate at 10:00 a.m. New York City time for each Business Day from August 4, 2005 through August 4, 2006. This historical data on the USD/JPY Exchange Rate is not necessarily indicative of the future level or volatility of the USD/JPY Exchange Rate. Any historical upward or downward movement in the USD/JPY Exchange Rate during any period set forth below is not any indication that the USD/JPY Exchange Rate is more or less likely to increase, decrease or remain the same at any time over the term of the Notes.

Date	Level	Date	Level	Date	Level	Date	Level	Date	Level
8/4/2005	111.40	10/18/2005	115.85	1/3/2006	117.07	3/17/2006	116.26	5/30/2006	111.94
8/5/2005	112.04	10/19/2005	115.65	1/4/2006	116.26	3/20/2006	116.10	5/31/2006	112.20
8/8/2005	111.70	10/20/2005	115.42	1/5/2006	116.12	3/21/2006	116.76	6/1/2006	113.25
8/9/2005	112.22	10/21/2005	115.41	1/6/2006	114.62	3/22/2006	116.82	6/2/2006	111.62
8/10/2005	110.73	10/24/2005	115.38	1/9/2006	114.10	3/23/2006	116.90	6/5/2006	111.85
8/11/2005	110.05	10/25/2005	115.15	1/10/2006	114.37	3/24/2006	118.35	6/6/2006	112.96
8/12/2005	109.49	10/26/2005	115.65	1/11/2006	114.10	3/27/2006	116.51	6/7/2006	113.59
8/15/2005	109.56	10/27/2005	115.04	1/12/2006	114.10	3/28/2006	116.78	6/8/2006	114.37
8/16/2005	109.28	10/28/2005	115.36	1/13/2006	114.62	3/29/2006	118.13	6/9/2006	113.76
8/17/2005	109.72	10/31/2005	116.26	1/17/2006	115.50	3/30/2006	117.30	6/12/2006	114.20
8/18/2005	110.50	11/1/2005	116.67	1/18/2006	114.94	3/31/2006	117.96	6/13/2006	114.68
8/19/2005	110.48	11/2/2005	116.79	1/19/2006	115.18	4/3/2006	118.30	6/14/2006	114.68
8/22/2005	109.70	11/3/2005	116.96	1/20/2006	115.21	4/4/2006	117.32	6/15/2006	114.84
8/23/2005	110.02	11/4/2005	117.66	1/23/2006	114.44	4/5/2006	117.54	6/16/2006	115.18
8/24/2005	110.10	11/7/2005	118.00	1/24/2006	114.50	4/6/2006	117.72	6/19/2006	115.65
8/25/2005	109.94	11/8/2005	117.38	1/25/2006	115.72	4/7/2006	117.65	6/20/2006	114.90
8/26/2005	109.59	11/9/2005	117.39	1/26/2006	115.85	4/10/2006	118.44	6/21/2006	115.00
8/29/2005	110.54	11/10/2005	118.10	1/27/2006	116.50	4/11/2006	118.52	6/22/2006	115.82
8/30/2005	111.40	11/14/2005	118.72	1/30/2006	117.73	4/12/2006	118.40	6/23/2006	116.04
8/31/2005	111.44	11/15/2005	119.22	1/31/2006	117.22	4/13/2006	118.68	6/26/2006	116.28
9/1/2005	110.46	11/16/2005	119.41	2/1/2006	117.60	4/14/2006	118.68	6/27/2006	116.12
9/2/2005	109.75	11/17/2005	118.76	2/2/2006	118.59	4/17/2006	117.90	6/28/2006	116.24
9/6/2005	109.48	11/18/2005	118.96	2/3/2006	119.30	4/18/2006	117.68	6/29/2006	116.20
9/7/2005	110.02	11/21/2005	118.62	2/6/2006	118.94	4/19/2006	117.76	6/30/2006	114.24
9/8/2005	110.36	11/22/2005	119.41	2/7/2006	117.88	4/20/2006	117.44	7/3/2006	114.87
9/9/2005	109.91	11/23/2005	118.30	2/8/2006	118.38	4/21/2006	116.92	7/5/2006	115.40
9/12/2005	109.82	11/25/2005	119.52	2/9/2006	118.52	4/24/2006	114.94	7/6/2006	115.16
9/13/2005	110.82	11/28/2005	119.81	2/10/2006	117.04	4/25/2006	114.64	7/7/2006	114.16
9/14/2005	110.10	11/29/2005	119.30	2/13/2006	117.96	4/26/2006	114.84	7/10/2006	114.12
9/15/2005	110.30	11/30/2005	119.52	2/14/2006	117.32	4/27/2006	114.98	7/11/2006	114.34
9/16/2005	111.04	12/1/2005	120.34	2/15/2006	117.06	4/28/2006	114.09	7/12/2006	115.38
9/19/2005	111.46	12/2/2005	121.08	2/16/2006	118.00	5/1/2006	112.59	7/13/2006	115.20
9/20/2005	111.43	12/5/2005	120.82	2/17/2006	118.54	5/2/2006	113.46	7/14/2006	116.38
9/21/2005	111.12	12/6/2005	121.14	2/21/2006	118.94	5/3/2006	113.44	7/17/2006	117.04
9/22/2005	111.48	12/7/2005	120.88	2/22/2006	118.59	5/4/2006	113.68	7/18/2006	117.04
9/23/2005	111.93	12/8/2005	120.63	2/23/2006	117.28	5/5/2006	112.66	7/19/2006	117.65
9/26/2005	112.46	12/9/2005	120.54	2/24/2006	116.69	5/8/2006	111.50	7/20/2006	116.90
9/27/2005	113.14	12/12/2005	120.04	2/27/2006	116.16	5/9/2006	111.28	7/21/2006	116.12
9/28/2005	113.10	12/13/2005	120.10	2/28/2006	116.12	5/10/2006	110.57	7/24/2006	116.62
9/29/2005	113.07	12/14/2005	117.52	3/1/2006	115.93	5/11/2006	111.02	7/25/2006	116.61
9/30/2005	113.32	12/15/2005	116.18	3/2/2006	116.16	5/12/2006	110.00	7/26/2006	116.76
10/3/2005	113.94	12/16/2005	116.16	3/3/2006	116.36	5/15/2006	110.26	7/27/2006	115.58
10/4/2005	114.26	12/19/2005	116.00	3/6/2006	117.35	5/16/2006	110.06	7/28/2006	114.88
10/5/2005	113.96	12/20/2005	116.79	3/7/2006	117.74	5/17/2006	109.37	7/31/2006	114.34
10/6/2005	113.52	12/21/2005	117.48	3/8/2006	117.98	5/18/2006	110.62	8/1/2006	114.95
10/7/2005	113.84	12/22/2005	116.57	3/9/2006	117.59	5/19/2006	111.66	8/2/2006	114.65
10/11/2005	114.24	12/23/2005	116.77	3/10/2006	119.02	5/22/2006	112.15	8/3/2006	114.94
10/12/2005	114.38	12/27/2005	117.06	3/13/2006	119.06	5/23/2006	111.38	8/4/2006	114.28
10/13/2005	114.94	12/28/2005	117.32	3/14/2006	117.80	5/24/2006	112.28
10/14/2005	114.56	12/29/2005	117.84	3/15/2006	117.38	5/25/2006	111.90
10/17/2005	114.78	12/30/2005	117.86	3/16/2006	117.18	5/26/2006	112.59

The following graph sets forth the daily historical levels of the USD/JPY Exchange Rate presented in the preceding table.

UNITED STATES FEDERAL INCOME TAXATION

Set forth in full below is the opinion of Sidley Austin LLP, tax counsel to ML&Co., as to certain United States federal income tax consequences of the purchase, ownership and disposition of the Notes. This opinion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes in effective dates) or possible differing interpretations. The discussion below supplements the discussion set forth under the section entitled “Certain United States Federal Income Tax Considerations” that is contained in the accompanying MTN prospectus supplement and supersedes that discussion to the extent that it contains information that is inconsistent with that which is contained in the accompanying MTN prospectus supplement. The discussion below deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, dealers in securities or currencies, traders in securities that elect to mark to market, tax-exempt entities or persons holding Notes in a tax-deferred or tax-advantaged account (except to the extent specifically discussed below), persons whose functional currency is not the United States dollar, persons subject to the alternative minimum tax or persons holding Notes as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging”, “conversion” or “integrated” transaction for tax purposes. It also does not deal with holders other than original purchasers (except where otherwise specifically noted in this pricing supplement). The following discussion also assumes that the issue price of the Notes, as determined for United States federal income tax purposes, equals the principal amount thereof. If a partnership holds the Notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Thus, persons who are partners in a partnership holding the Notes should consult their own tax advisors. Moreover, all persons considering the purchase of the Notes should consult their own tax advisors concerning the application of the United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

As used in this pricing supplement, the term “U.S. Holder” means a beneficial owner of a Note that is for United States federal income tax purposes (a) a citizen or resident of the United States, (b) a corporation, partnership or other entity treated as a corporation or a partnership that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia (other than a partnership that is not treated as a United States person under any applicable Treasury regulations), (c) an estate the income of which is subject to United States federal income taxation regardless of its source, (d) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (e) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Notwithstanding clause (d) of the preceding sentence, to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to that date that elect to continue to be treated as United States persons also will be U.S. Holders. As used herein, the term “non-U.S. Holder” means a beneficial owner of a Note that is not a U.S. Holder.

General

There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. However, although the matter is not free from doubt, under current law, each Note should be treated as a debt instrument of ML&Co. for United States federal income tax purposes. ML&Co. currently intends to treat each Note as a debt instrument of ML&Co. for United States federal income tax purposes and, where required, intends to file information returns with the Internal Revenue Service (the “IRS”) in accordance with this treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the Notes. Prospective investors in the Notes should be aware, however, that the IRS is not bound by ML&Co.’s characterization of the Notes as indebtedness, and the IRS could possibly take a different position as to the proper characterization of the Notes for United States federal income tax purposes. The following discussion of the principal United States federal income tax consequences of the purchase, ownership and disposition of the Notes is based upon the assumption that each Note will be treated as a debt instrument of ML&Co. for United States federal income tax purposes. If the Notes are not in fact treated as debt instruments of ML&Co. for United States federal income tax purposes, then the United States federal income tax treatment of the purchase, ownership and disposition of the Notes could differ from the treatment discussed below with the result that the timing and character of income, gain or loss recognized in respect of a Note could differ from the timing and character of income, gain or loss recognized in respect of a Note had the Notes in fact been treated as debt instruments of ML&Co. for United States federal income tax purposes.

U.S. Holders

General. Since the amount payable on the maturity date with respect to the Notes (i.e., the Contingent Supplemental Payment) will be determined by reference to the USD/JPY Exchange Rate, the Notes generally should be subject to the rules set forth in Section 988 of the Internal Revenue Code of 1986, as amended (the “Code”) regarding foreign currency gain or loss (the “Foreign Currency Rules”). However, the Foreign Currency Rules do not set forth specific rules for determining the appropriate character, timing and amount of income, gain or loss that must be recognized by a taxpayer from holding a short-term debt instrument that provides for one or more foreign currency-related contingent payments, similar to the Notes. In the absence of any specific provision in the Foreign Currency Rules which would currently apply to the Notes, the United States federal income tax consequences of the purchase, ownership and disposition of the Notes generally should be governed by a combination of both the general principles contained in the Foreign Currency Rules and general principles of United States federal income tax law. Nevertheless, the proper United States federal income tax treatment of the Notes is uncertain and prospective investors in the Notes are urged to consult their own tax advisors regarding the proper United States federal income tax treatment of an investment in the Notes.

Cash Method U.S. Holders. The amount payable on the maturity date with respect to a Note in excess of the principal amount thereof, if any, generally should be includible in income by a U.S. Holder who uses the cash method of tax accounting as ordinary interest on the date the amount payable on the maturity date is received. Upon the sale or exchange of a Note prior to the maturity date, a U.S. Holder who uses the cash method of tax accounting generally should be required to recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized on the sale or exchange and such U.S. Holder’s tax basis in the Note. Such a U.S. Holder’s tax basis in a Note generally should equal such U.S. Holder’s initial investment in the Note. Any portion of such gain or loss that is attributable to changes in the USD/JPY Exchange Rate should constitute exchange gain or loss which will be characterized as ordinary income or loss. Any such gain or loss in excess of the portion of such gain or loss that constitutes exchange gain or loss (as described above) generally should be treated as short-term capital gain or loss. Notwithstanding the foregoing, all or a portion of any such gain should be treated as ordinary income to the extent of the amount of original issue discount (as described below under “Accrual Method U.S. Holders”) that has accrued on a straight-line basis, or upon election under a constant yield method (based on daily compounding), through the date of sale. Despite the foregoing, since the amount payable on the maturity date with respect to the Notes in excess of the principal amount thereof, if any, will be calculated by reference to the USD/JPY Exchange Rate, it is possible that the IRS could assert that all or any portion of the income, gain or loss recognized by a U.S. Holder with respect to the Notes should be treated as exchange gain or loss, which would be characterized as ordinary income or loss.

Accrual Method U.S. Holders. U.S. Holders who use the accrual method of tax accounting, and certain other holders including banks and dealers in securities, should be required to accrue original issue discount on a Note on a straight-line basis unless an election is made to accrue the original issue discount under a constant yield method (based on daily compounding). Such original issue discount should accrue based upon an estimated yield for the Note. Upon maturity of a Note, to the extent that the actual yield on the Note (i.e., the actual Contingent Supplemental Payment) differs from this estimated yield, such difference should be treated as additional original issue discount or as an offset to previously accrued original issue discount. Upon the sale or exchange of a Note prior to the maturity date, a U.S. Holder who uses the accrual method of tax accounting generally should recognize gain or loss (or, in some cases, possibly an offset to previously accrued original issue discount) in an amount equal to the difference between the amount realized on the sale or exchange and such U.S. Holder’s adjusted tax basis in the Note. Such a U.S. Holder’s adjusted tax basis generally should equal such U.S. Holder’s initial investment in the Note increased by any original issue discount previously included in income by the U.S. Holder. Any portion of such gain or loss that is attributable to changes in the USD/JPY Exchange Rate should constitute exchange gain or loss which will be characterized as ordinary income or loss. Any such gain or loss in excess of the portion of such gain or loss that constitutes exchange gain or loss (as described above) generally should be treated as short-term capital gain or loss. Despite the foregoing, since the amount payable on the maturity date with respect to the Notes in excess of the principal amount thereof, if any, will be calculated by reference to the USD/JPY Exchange Rate, it is possible that the IRS could assert that all or any portion of the income, gain or loss recognized by a U.S. Holder with respect to the Notes should be treated as exchange gain or loss, which would be characterized as ordinary income or loss.

Due to the uncertainty regarding the proper United States federal income tax treatment of the Notes, prospective investors in the Notes are urged to consult their own tax advisors concerning the United States federal income tax consequences of the purchase, ownership and disposition of the Notes.

Tax Return Disclosure Regulations

Pursuant to certain Treasury regulations (the “Disclosure Regulations”), any taxpayer that has participated in a “reportable transaction” and who is required to file a United States federal income tax return must generally attach a disclosure statement disclosing such taxpayer’s participation in the reportable transaction to the taxpayer’s tax return for each taxable year for which the taxpayer participates in the reportable transaction. The Disclosure Regulations provide that, in addition to certain other transactions, a “loss transaction” constitutes a “reportable transaction.” A “loss transaction” is any transaction resulting in the taxpayer claiming a loss under Section 165 of the Code in an amount equal to or in excess of certain threshold amounts. The Disclosure Regulations specifically provide that a loss resulting from a “Section 988 transaction,” such as a loss realized with respect to the Notes, will constitute a Section 165 loss. In the case of individuals or trusts, whether or not the loss flows through from an S corporation or partnership, if the loss arises with respect to a Section 988 transaction (as defined in Section 988(c)(1) of the Code relating to foreign currency transactions), the applicable loss threshold amount is $50,000 in any single taxable year. Higher loss threshold amounts apply depending upon the taxpayer’s status as a corporation, partnership, or S corporation, as well as certain other factors. It is important to note, however, that the Disclosure Regulations provide that the fact that a transaction is a reportable transaction shall not affect the legal determination of whether the taxpayer’s treatment of the transaction is proper.

As previously mentioned, since the amount payable on the maturity date with respect to the Notes (i.e., the Contingent Supplemental Payment), will be determined by reference to the USD/JPY Exchange Rate, the Notes generally should be subject to the Foreign Currency Rules and the acquisition of a Note should constitute a Section 988 transaction. Based upon the foregoing, in the absence of future administrative pronouncements to the contrary, a holder of the Notes that recognizes an exchange loss with respect to the Notes that equals or exceeds the loss threshold amount applicable to such holder may be required to file a disclosure statement (i.e., IRS Form 8886 or substitute form) as an attachment to the holder’s tax return for the first taxable year in which the loss threshold amount is reached and to any subsequent tax return that reflects any amount of such Section 165 loss from the Notes. Persons considering the purchase of the Notes should consult their own tax advisors concerning the application of the rules contained in the Disclosure Regulations with respect to an investment in the Notes and to determine their own tax return disclosure obligations, if any, with respect to an investment in the Notes, including any requirement to file IRS Form 8886 as well as any penalties which may be imposed as a result of a failure to comply with the Disclosure Regulations.

Unrelated Business Taxable Income

Section 511 of the Code generally imposes a tax, at regular corporate or trust income tax rates, on the “unrelated business taxable income” of certain tax-exempt organizations, including qualified pension and profit sharing plan trusts and individual retirement accounts. In general, if the Notes are held for investment purposes, the amount of income or gain realized with respect to the Notes will not constitute unrelated business taxable income. However, if a Note constitutes debt-financed property (as defined in Section 514(b) of the Code) by reason of indebtedness incurred by a holder of a Note to purchase the Note, all or a portion of any income or gain realized with respect to such Note may be classified as unrelated business taxable income pursuant to Section 514 of the Code. Moreover, prospective investors in the Notes should be aware that whether or not any income or gain realized with respect to a Note which is owned by an organization that is generally exempt from United States federal income taxation pursuant to Section 501(a) of the Code constitutes unrelated business taxable income will depend upon the specific facts and circumstances applicable to such organization. Accordingly, any potential investors in the Notes that are generally exempt from United States federal income taxation pursuant to Section 501(a) of the Code are urged to consult with their own tax advisors concerning the United States federal income tax consequences to them of investing in the Notes.

Non-U.S. Holders

A non-U.S. Holder will not be subject to United States federal income taxes on payments of principal, premium (if any) or interest (including original issue discount, if any) on a Note, unless the non-U.S. Holder is a direct or indirect 10% or greater shareholder of ML&Co., a controlled foreign corporation related to ML&Co. or a bank receiving interest described in Section 881(c)(3)(A) of the Code. However, income allocable to non-U.S. Holders will generally be subject to annual tax reporting on IRS Form 1042-S. For a non-U.S. Holder to qualify for the exemption from taxation, any person, U.S. or foreign, that has control, receipt or custody of an amount subject to withholding, or who can disburse or make payments of an amount subject to withholding (the “Withholding Agent”) must have received a statement that (a) is signed by the beneficial owner of the Note under penalties of perjury, (b) certifies that the owner is a non-U.S. Holder and (c) provides the name and address of the beneficial owner. The statement may generally be made on IRS Form W-8BEN (or other applicable form) or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of that change by filing a new IRS Form W-8BEN (or other applicable form). Generally, an IRS Form W-8BEN provided without a U.S. taxpayer identification number will remain in effect for a period starting on the date the form is signed and ending on the last day of the third succeeding calendar year, unless a change in circumstances makes any information on the form incorrect. If a Note is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. Under certain circumstances, the signed statement must be accompanied by a copy of the applicable IRS Form W-8BEN (or other applicable form) or the substitute form provided by the beneficial owner to the organization or institution.

Under current law, a Note will not be includible in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of ML&Co. or, at the time of the individual’s death, payments in respect of that Note would have been effectively connected with the conduct by the individual of a trade or business in the United States.

Backup Withholding

Backup withholding at the applicable statutory rate of United States federal income tax may apply to payments made in respect of the Notes to registered owners who are not “exempt recipients” and who fail to provide certain identifying information (such as the registered owner’s taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the Notes to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

In addition, upon the sale of a Note to (or through) a broker, the broker must withhold on the entire purchase price, unless either (a) the broker determines that the seller is a corporation or other exempt recipient or (b) the seller provides, in the required manner, certain identifying information (e.g., an IRS Form W-9) and, in the case of a non-U.S. Holder, certifies that the seller is a non-U.S. Holder (and certain other conditions are met). This type of a sale must also be reported by the broker to the IRS, unless either (a) the broker determines that the seller is an exempt recipient or (b) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner’s non-U.S. status would be made normally on an IRS Form W-8BEN (or other applicable form) under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against the beneficial owner’s United States federal income tax provided the required information is furnished to the IRS.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing or other employee benefit plan (a “plan”) subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), should consider the fiduciary standards of ERISA in the context of the plan’s particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan, and whether the investment would involve a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Section 406 of ERISA and Section 4975 of the Code prohibit plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Code (also “plans”) from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code (“parties in interest”) with respect to the plan or account. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Certain employee benefit plans and arrangements including those that are governmental plans (as defined in section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) (“non-ERISA arrangements”) are not subject to the requirements of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, foreign or other regulations, rules or laws (“similar laws”).

The acquisition of the Notes by a plan with respect to which we, MLPF&S or certain of our affiliates is or becomes a party in interest may constitute or result in a prohibited transaction under ERISA or Section 4975 of the Code, unless those Notes are acquired pursuant to and in accordance with an applicable exemption. The U.S. Department of Labor has issued five prohibited transaction class exemptions, or “PTCEs”, that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of the Notes. These exemptions are:

(1)	PTCE 84-14, an exemption for certain transactions determined or effected by independent qualified professional asset managers;

(2)	PTCE 90-1, an exemption for certain transactions involving insurance company pooled separate accounts;

(3)	PTCE 91-38, an exemption for certain transactions involving bank collective investment funds;

(4)	PTCE 95-60, an exemption for transactions involving certain insurance company general accounts; and

(5)	PTCE 96-23, an exemption for plan asset transactions managed by in-house asset managers.

The Notes may not be purchased or held by (1) any plan, (2) any entity whose underlying assets include “plan assets” by reason of any plan’s investment in the entity (a “plan asset entity”) or (3) any person investing “plan assets” of any plan, unless in each case the purchaser or holder is eligible for the exemptive relief available under one or more of the PTCEs listed above or another applicable similar exemption. Any purchaser or holder of the Notes or any interest in the Notes will be deemed to have represented by its purchase and holding of the Notes that it either (1) is not a plan or a plan asset entity and is not purchasing those Notes on behalf of or with “plan assets” of any plan or plan asset entity or (2) with respect to the purchase or holding, is eligible for the exemptive relief available under any of the PTCEs listed above or another applicable exemption. In addition, any purchaser or holder of the Notes or any interest in the Notes which is a non-ERISA arrangement will be deemed to have represented by its purchase and holding of the Notes that its purchase and holding will not violate the provisions of any similar law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing the Notes on behalf of or with “plan assets” of any plan, plan asset entity or non-ERISA arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or any other applicable exemption, or the potential consequences of any purchase or holding under similar laws, as applicable.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying general prospectus supplement and to hedge market risks of ML&Co. associated with its obligation to pay the Contingent Supplemental Payment, if any.

SUPPLEMENTAL PLAN OF DISTRIBUTION

MLPF&S has advised ML&Co. that it proposes initially to offer all or part of the Notes directly to the public on a fixed price basis at the offering price set forth on the cover of this pricing supplement. After the initial public offering, the public offering price may be changed. The obligations of MLPF&S are subject to certain conditions and it is committed to take and pay for all of the Notes if any are taken.

EXPERTS

The consolidated financial statements, the related financial statement schedule, and management’s report on the effectiveness of internal control over financial reporting incorporated in this pricing supplement by reference from Merrill Lynch & Co., Inc.’s Annual Report on Form 10-K for the year ended December 30, 2005 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited interim condensed consolidated financial information for the three-month periods ended March 31, 2006 and April 1, 2005 and the three-month and six-month periods ended June 30, 2006 and July 1, 2005 which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their reports included in Merrill Lynch & Co., Inc.’s Quarterly Report on Form 10-Q for the quarters ended March 31, 2006 and June 30, 2006 and incorporated by reference herein, they did not audit and they do not express an opinion on that unaudited interim condensed consolidated financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim condensed consolidated financial information because those reports are not “reports” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

INDEX OF CERTAIN DEFINED TERMS

Barrier Level	PS-1
Barrier Level Event	PS-1
Business Day	PS-11
Calculation Agent	PS-3
Contingent Supplemental Payment	PS-4
Ending Value	PS-4
Notes	PS-1
Observation Times	PS-4
Pricing Date	PS-3
Redemption Amount	PS-4
Starting Value	PS-4
Valuation Date	PS-4
USD/JPY Exchange Rate	PS-1

                    Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

100% Principal Protected Dollar Depreciation Range Notes

Linked to the United States Dollar/Japanese Yen Exchange Rate

due March     , 2007

(the “Notes”)

$10 principal amount per unit

PRICING SUPPLEMENT

Merrill Lynch & Co.

August     , 2006